August 17, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel
     Re:      Tortoise Gas and Oil Corporation (the “Company”)
Dear Larry:
     Today the Company filed via EDGAR a Registration Statement on Form N-2 (the “IPO Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”). The purpose of this filing is to register shares of the common stock of the Company in connection with the Company’s initial public offering.
     On August 16, 2007, you provided oral comments on the Company’s Registration Statement filed on September 28, 2007 on Form N-2 under the 1940 Act (the “Initial Registration Statement”). Please note that IPO Registration Statement contains disclosure that is substantially the same as the disclosure found in the Initial Registration Statement; provided, however, that the disclosure in the IPO Registration Statement has been revised where appropriate in response to your oral comments. We will provide by separate cover a response letter for the Initial Registration Statement that sets forth each comment in its entirety.
     Due to the similarities in the disclosure contained in the IPO Registration Statement and the Initial Registration Statement, we are hereby requesting selective review of the IPO Registration Statement. We are not aware of any novel issues or disclosure items requiring the attention of the staff in the IPO Registration Statement.
     Please call the undersigned at (816) 983-8362 with any questions you may have.
Sincerely,
/s/ Eric J. Gervais